

August 8, 2014

Via E-mail
Alicia Grande
Vice President and Chief Financial Officer
Catalyst Pharmaceutical Partners, Inc.
355 Alhambra Circle, Suite 1500
Coral Gables, FL 33134

> **Re:** **Catalyst Pharmaceutical Partners, Inc.**
> **Form 10-K for the Fiscal year Ended December 31, 2013**
> **Filed March 19, 2014**
> **File No. 001-033057**

Dear Ms. Grande:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Business
Strategic collaboration with BioMarin for Firdapse, pages 6-7

1. Please disclose the material terms of your license and collaboration agreement with BioMarin in this section, including the following:
   - the material rights and obligations conferred on all parties under the agreement, including the third-party licensor;
   - the amount of payments to date including initial fees, milestone payments or other payments made to date;
   - the aggregate amount of additional potential milestone payments you may pay in the future to BioMarin;
   - the aggregate amount of additional potential milestone payments you may pay in the future to the third-party licensor;

- the royalty payments you are obligated to pay to BioMarin (within a range of 10%);
- the royalty payments you are obligated to pay to the third-party licensor (within a range of 10%);
- all material duration and termination provisions of the agreement; and
- any additional material provisions.

Please note, to the extent that the duration of the agreement is based on the duration of your payment obligations under the agreement, please provide disclosure identifying the duration of such payment obligations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Austin Stephenson at (202) 551-3192, Bryan Pitko at (202) 551-3203, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* <u>for</u>

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
        Andrew Schwartz, Esq.
        Akerman LLP